

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Chris Ryan
Chief Financial Officer
Real Brands, Inc.
12 Humbert Street
North Providence, RI 02911

> **Re: Real Brands, Inc.**
> **Registration Statement on Form 10**
> **Filed June 25, 2021**
> **File No. 000-28027**

Dear Ms. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Our Company, page 2

1.   Please expand your disclosure of your reverse merger with CASH to describe the terms of the transactions. Also, please tell us why you have not filed this agreement as an exhibit.

Overview, page 2

2.   Please revise the first paragraph to explain your current operational status and quantify your history of losses and limited revenues.

Item 2 Financial Information, page 27

3.   In the last paragraph on this page, please quantify the "amount of capital raised in 2020 and 2021" and more specifically describe when those amounts were raised.

Item 7 Certain Relationships and Related Transactions, and Director Independence, page 45

4. Please tell us what it means to have "committed to a convertible note payable related party." Also, please tell us why you have not filed this agreement and the loan agreement with your CEO as exhibits.

5. Please identify the related party who represents 92% of your total sales.

Item 8 Legal Proceedings, page 46

6. Please expand your disclosure to explain the nature of the claims in the ATS Indian Trace case described in the first paragraph and why the company does not anticipate ever having to pay it.

Report of Independent Registered Public Accounting Firm, page F-1

7. Please have your auditors amend their report to provide their conclusion regarding whether substantial doubt exists regarding your ability to continue as a going concern. The current wording noting "the Company... expects continuing future losses, and has stated that substantial doubt exists..." does not appear to provide your auditor's conclusion. Refer to PCAOB Auditing Standard 2415.

Item 13. Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page F-5

8. We note that per your consolidated balance sheets, your balance in Cash and cash equivalents increased by approximately $156 thousand. However herein you disclose a net change in cash and cash equivalents totaling approximately $1.08 million. Please advise and amend as necessary. As part of your consideration of this discrepancy, please also address the disclosure of cash provided by investing activities for the purchase of property and equipment in the year ended December 31, 2020 given disclosure elsewhere that during the fiscal year you made $644 thousand in building improvements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip at 202-551-3573 or Beverly Singleton at 202-551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing